July 1, 2015

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Tumi Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed on February 7, 2015
Response dated June 19, 2015
File No. 001-35495

Dear Ms. Jenkins:
Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 24, 2015 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2014, filed by Tumi Holdings, Inc. (the “Company”) with the Commission on February 7, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment below.

Financial Statement Components
Operating expenses, page 46

1.    Comment:    We note in your response to comment 3 of our letter dated June 5, 2015 that the “shipping and distribution costs” referenced in your Form 10-K do not represent “shipping” or “handling” costs within the meaning outlined in ASC 605-45-20, but rather, represent warehousing costs. Please tell us the type(s) of costs that are classified within warehousing costs, including whether it includes outbound freight and any associated labor costs. To the extent that outbound freight costs are significant and not included in cost of sales, please tell us how you considered the disclosure requirements in ASC 605-45-50-2.

Response: Warehousing costs within general and administrative expenses consist primarily of occupancy, depreciation and personnel costs related to storing finished goods inventory, store fixtures and collateral material (e.g. shopping bags) incurred up to the point in time at which orders are received. Occupancy, depreciation and personnel costs incurred after the point in time at which product is removed from finished goods are included within cost of sales. In accordance with ASC 605-45-20, there are no outbound freight and associated labor costs included within warehousing costs.
In the future, should the Company incur any significant shipping or handling costs that are not included within cost of sales, it will disclose such amounts in accordance with ASC 605-45-50-2.

* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (908) 222-7861.
Sincerely,
TUMI HOLDINGS, INC.

By:    /s/ Michael J. Mardy
Michael J. Mardy
Chief Financial Officer and Executive Vice President

cc:    Brian McAllister, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Jerome S. Griffith, Tumi Holdings, Inc.
Peter L. Gray, Tumi Holdings, Inc.
David J. Riley, Tumi Holdings, Inc.